EXHIBIT 99.1

Equinox Gold Reports Updated Mineral Reserves and Resources for Mesquite, Fazenda and RDM Gold Mines

VANCOUVER, BC, Sept. 8, 2021 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce updated Mineral Reserve and Mineral Resource estimates for the Mesquite ("Mesquite") gold mine in California, USA, and the Fazenda Brasileiro ("Fazenda") and Riacho Dos Machados ("RDM") gold mines in Brazil, incorporating exploration drilling completed during 2020.

Highlights

  Mesquite Measured and Indicated Mineral Resources increased 65% to 1,384,000 ounces ("oz") of contained gold, exclusive of Mineral Reserves
  Mesquite Inferred Mineral Resources increased 30% to 912,000 oz of contained gold
  Fazenda exploration success offset 31 months of mining depletion, with Mineral Reserves essentially unchanged at 315,000 oz of contained gold representing five-plus years of mine life

Scott Heffernan, EVP Exploration of Equinox Gold, stated: "Exploration efforts at Mesquite continue to demonstrate significant resource growth and mine life extension. In addition, drilling during 2021 points to multi-year mine life extension, including the best hole drilled year-to-date on the property with 78 metres of 1.2 g/t gold located on the eastern margin of the Rainbow deposit.

"Exploration at the Fazenda mine has again successfully replaced reserves and extended the mine life, but we are particularly excited about ongoing near-mine exploration at Fazenda and district-wide exploration on multiple targets within the greenstone belt between our Fazenda and Santa Luz mines, the results of which will be released in Q4 2021."

Mesquite Mineral Reserve and Mineral Resource Update

Exploration at Mesquite continues to deliver significant resource growth. The current update incorporates 20,230 metres ("m") (254 holes) of drilling during the last half of 2020 and does not include any results from the 2021 drill program. Initial results from 2021 exploration are very encouraging (highlight results are shown in Figures 1 and 2). Ongoing efforts at Mesquite are focused on resource growth at the Brownie, VE2 and Rainbow deposits, as well as the conversion of Mineral Resources to Mineral Reserves via metallurgical test work, heap leach optimization studies, and the assessment and design of new leach pads to support mine life extension. These activities are expected to demonstrate a significant increase in the Mesquite mine life.

Mesquite Proven and Probable Mineral Reserves at June 30, 2021 are estimated at 30.3 million tonnes ("Mt") grading 0.48 grams per tonne ("g/t") gold for 471,000 oz of contained gold (Table 1). The 28% decrease from the previous estimate is attributable almost entirely to mining depletion of 199,174 oz of gold from July 1, 2020 to June 30, 2021.

Mesquite Measured and Indicated Mineral Resources, exclusive of Mineral Reserves, have increased by 65% to 105.0 Mt grading 0.41 g/t gold for 1,384,000 oz of contained gold (Table 2). Inferred Mineral Resources have increased by 30% to 84.0 Mt grading 0.34 g/t gold for 912,000 oz of contained gold (Table 2).

Table 1: Mesquite Mineral Reserve Estimate at June 30, 2021

	Proven Reserves			Probable Reserves			Proven & Probable Reserves
Ore Type	Tonnes (kt)	Grade (g/t)	Gold (koz)	Tonnes (kt)	Grade (g/t)	Gold (koz)	Tonnes (kt)	Grade (g/t)	Gold (koz)
Oxide	-	-	-	11,194	0.43	153	11,194	0.43	153
Oxide Transition	-	-	-	4,888	0.40	63	4,888	0.40	63
Non-Oxide	29	0.79	1	11,643	0.57	213	11,672	0.57	214
Non-Oxide Transition	5	0.79	-	2,539	0.50	41	2,544	0.50	41
Total	34	0.79	1	30,264	0.48	470	30,298	0.48	471

Note: This Mineral Reserve estimate with an effective date of June 30, 2021 is based on the Mesquite Mineral Resource estimate dated June 30, 2021 completed by Equinox Gold (Model F). The Mineral Reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng. of AGP Mining Consultants Inc., who is a Qualified Person as defined under National Instrument 43-101 ("NI 43-101"). Mineral Reserves are stated within the final design pit based on a $1,350/oz gold price. The cut-off grade varied by material type from 0.14 g/t for oxide and oxide-transition and 0.24 g/t for non-oxide materials. The mining cost averaged $1.42/tonne mined, processing costs are $1.46/tonne ore and G&A is $0.63/tonne ore placed. The ore recoveries are 75% for oxide and 35% for non-oxide material. Numbers may not sum due to rounding.

Table 2: Mesquite Mineral Resource Estimate (Exclusive of Reserves) at June 30, 2021

Type	Measured			Indicated			Measured & Indicated			Inferred
	Tonnes (kt)	Grade (g/t)	Gold (koz)	Tonnes (kt)	Grade (g/t)	Gold (koz)	Tonnes (kt)	Grade (g/t)	Gold (koz)	Tonnes (kt)	Grade (g/t)	Gold (koz)
OXD, OXD-TR	15	2.07	1	19,227	0.37	229	19,242	0.37	230	16,183	0.36	189
NOX, NOX-TR	65	0.41	1	63,346	0.48	982	63,411	0.48	983	39,728	0.39	500
Historical Dumps	-	-	0	22,338	0.24	171	22,338	0.24	171	28,119	0.25	223
Combined	81	0.77	2	104,910	0.41	1,382	104,991	0.41	1,384	84,030	0.34	912
Notes: OXD = Oxide. OXD-TR = Oxide Transition. NOX = Non-Oxide. NOX-TR = Non-Oxide Transition. Mineral Resources have an effective date of June 30, 2021 and are reported exclusive of Mineral Reserves. Mineral Resources were restricted between the reserve pit designs and the ultimate resource limiting pit shell based on a gold price of $1,500/oz, a mining cost of $1.42/t mined, a processing cost of $1.46/t ore and G&A of $0.63/t ore. Oxide and oxide transition have an assumed recovery of 75% and cut-off grade of 0.09 g/t gold. Non-oxide and non-oxide transition have an assumed recovery of 35% and cut-off grade of 0.18 g/t gold. Historical waste dump material has an assumed recovery of 75% and cut-off grade of 0.14 g/t gold. Ali Shahkar, P.Eng. of Equinox Gold is the Qualified Person under NI 43-101 responsible for the Mineral Resource estimate. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. See Cautionary Notes and Technical Disclosure Statement. Numbers may not sum due to rounding.

Figure 1 below highlights the year-over-year growth of the $1,500/oz gold resource limit in relation to the $1,350/oz gold reserve pit limit, as well as the 2021 drilling program with some highlight results to date.

Figure 2 below is a NW-SE oriented long section through the Brownie deposit that shows the updated Mineral Reserve and Mineral Resource shells as well as results to date from 2021 drill holes, which are located outside of the 2021 resource pit, highlighting the potential for continued resource growth and mine life extension.

Figure 1: Mineral Resource and Mineral Reserve Map of Mesquite Mine with 2021 Drilling

Long Section
Brownie
Northwall
Midway Dump
Brownie South Dump
MSQ-178C 80.3m @ 0.83 g/t Au
MSQ-179 29.0m @ 1.05 g/t Au
MSQ-174 50.3m @ 0.53 g/t Au
MSQ-170C 24.5m @ 0.62 g/t Au
Big Chief Dump
Vista Leach Pad
Leach Pad
MSQ-210 85.3m @ 0.46 g/t Au
MSQ-224 105.2m @ 0.64 g/t Au
MSQ-252 48.8m @ 0.55 g/t Au
Rainbow
MSQ-249 77.7m @ 1.23 g/t Au
MSQ-198C 14.8m @ 3.71 g/t Au
MSQ-191 29.5m @ 0.44 g/t Au
VE2
EQUINOX GOLD
WESTERN MESQUITE MINES
2021 Reserve Pit Limit
$1,350/oz
Dump Limits
Big Chief
2020 Resource
$1,500/oz
2021 Resource
$1,500/oz
2021 Drilling
Completed
Planned
0 250 500 Meters
Coordinate System: Mesquite Mine Grid 2021
9/7/2021

Figure 2: Long Section of Brownie Deposit and Expanded Mineral Resource

Fazenda Mineral Reserve and Mineral Resource Update

Exploration at Fazenda continues to successfully replace reserves on an annualized basis, and the current update incorporates 155,008 metres ("m") (2,937 holes) of drilling completed from May 2018 to December 31, 2020. The Company sees significant exploration potential at Fazenda and in 2021 commenced a 74,000 m drill program focused on reserve replacement and near-mine resource growth at Fazenda, and on greenfields exploration in the underexplored 70-km-long greenstone belt that hosts the Fazenda-Santa Luz mining district. Combined with near-mine and regional exploration around the Company's Santa Luz mine to the north, the Company plans to complete more than 110,000 m of drilling during 2021 to further define the Fazenda-Santa Luz mining district.

Fazenda Proven and Probable Mineral Reserves at December 31, 2020 are estimated at 6.7 Mt grading 1.47 g/t gold for 315,000 oz of contained gold (Table 3). Net of mining depletion (196,000 oz) over a 31-month period, Mineral Reserves are effectively unchanged from the May 31, 2018 Mineral Reserve estimate and demonstrate five-plus years of mine life at current production levels. The current mine plan includes contributions from underground and open-pit mining areas with reserves from several parallel mineralized zones.

Fazenda Measured and Indicated Mineral Resources, exclusive of Mineral Reserves, are estimated at 5.2 Mt grading 1.77 g/t gold for 294,000 oz of contained gold (Table 4). Inferred Mineral Resources are estimated at 3.3 Mt grading 1.50 g/t gold for 158,000 oz of contained gold (Table 4).

Table 3: Fazenda Mineral Reserve Estimate at December 31, 2020

Category	Location	Tonnes (kt)	Grade (g/t)	Gold (koz)
Proven	Underground	3,858	1.67	207
	Open Pit	1,461	1.32	62
Total Proven		5,319	1.57	269
Probable	Underground	434	1.49	21
	Open Pit	835	0.84	23
	Stockpile	66	1.52	3
Total Probable		1,335	1.09	47
Total Proven & Probable		6,653	1.47	315
Notes: CIM Definition Standards (2014) were followed for Mineral Reserves reported at a cut-off grade of 1.32 g/t gold for underground and between 0.60 and 0.89 g/t gold for open pit material. Mineral Reserves were estimated using an average long-term gold price of $1,350/oz and an exchange rate of R$4.75:US$1.00. A minimum mining width of 2.0 m was used for underground Mineral Reserves. The Mineral Reserve statement has been prepared under the supervision of Hugo Ribeiro de Andrade Filho, FAusIMM (CP), of Equinox Gold, who is a Qualified Person as defined by NI 43-101. Numbers may not sum due to rounding.

Table 4: Fazenda Mineral Resource Estimate (Exclusive of Reserves) at December 31, 2020

Category	Location	Tonnes (kt)	Grade (g/t)	Gold (koz)
Measured	Underground	2,237	2.21	159
	Open Pit	399	1.48	19
Total Measured		2,636	2.10	178
Indicated	Underground	1,189	1.88	72
	Open Pit	1,342	1.02	44
Total Indicated		2,531	1.43	116
Measured & Indicated	Underground	3,426	2.10	231
	Open Pit	1,741	1.13	63
Total Measured & Indicated		5,167	1.77	294
Inferred	Underground	1,720	1.90	105
	Open Pit	1,563	1.05	53
Total Inferred		3,283	1.50	158
Notes: CIM Definition Standards (2014) were followed for Mineral Resources reported at varying cut-off grade from 0.54 to 0.85 g/t gold for open pit and 1.19 g/t gold for underground material. Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are estimated using a gold price of $1,500/oz and an exchange rate of R$4.75:US$1.00. A minimum mining width of 1.0 m was used for underground Mineral Resources. Bulk density ranges from 2.64 to 3.01 t/m3. The Mineral Resource statement has been prepared by Felipe Machado de Araújo, MAusIMM (CP), ofEquinox Gold, who is a Qualified Person as defined by NI 43-101. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. See Cautionary Notes and Technical Disclosure Statement. Numbers may not sum due to rounding.

RDM Mineral Reserve and Mineral Resource Update

Exploration at RDM under previous ownership was negligible. The current update incorporates 42,654 m (1,283 holes) of grade control drilling completed from May 2018 to December 31, 2020 as well as a reinterpretation of the block model to conform with Equinox Gold standards and support the RDM mine plan.

RDM Proven and Probable Mineral Reserves at December 31, 2020 are estimated at 17.6 Mt grading 0.99 g/t gold for 556,000 oz of contained gold (Table 5). RDM Mineral Reserves have decreased 30% from the May 2018 Mineral Reserve estimate as the result of mining depletion (173,000 oz) over a 31-month period and essentially no exploration in recent years. The Company is planning an exploration program at RDM for 2022 focused on resource growth. The mine has also benefited from operational improvements including the connection to grid power in 2019 and a concerted focus on plant optimizations, resulting in improvements to throughput, recoveries and production over the last two years. The water dam reservoir was fully replenished during the 2021 rainy season and has water sufficient to support operations for the next two years.

RDM Measured and Indicated Mineral Resources, exclusive of Mineral Reserves, are estimated at 3.2 Mt grading 1.27 g/t gold for 132,000 oz of contained gold (Table 6). Inferred Mineral Resources are estimated at 3.6 Mt grading 1.95 g/t gold for 226,000 oz of contained gold (Table 6).

Table 5: RDM Mineral Reserve Estimate at December 31, 2020

Category	Location	Tonnes (kt)	Grade (g/t)	Gold (koz)
Proven	Open Pit	10,355	1.02	338
	Stockpile	1,326	0.52	22
Total Proven		11,678	0.96	360
Probable	Open Pit	5,872	1.04	196
	Stockpile	0		0
Total Probable		5,872	1.04	196
Proven & Probable	Open Pit	16,227	1.02	534
	Stockpile	1,326	0.52	22
Total Proven & Probable		17,553	0.99	556
Notes: CIM (2014) definitions were followed for Mineral Reserves. Mineral Reserves were generated using the December 31, 2020 mining surface. Mineral Reserves are reported at a cut-off grade of 0.33 g/t gold. Mineral Reserves are reported using a long-term gold price of $1,350/oz, mining dilution of 5%, mining recovery of 95% and process recovery of 87%. The Mineral Reserve statement was prepared under the supervision of Tiãozito V. Cardoso, MBA, FAusIMM, of Equinox Gold, who is a Qualified Person as defined by NI 43-101. Numbers may not sum due to rounding.

Table 6: RDM Mineral Resource Estimate (Exclusive of Reserves) at December 31, 2020

Category	Tonnes (kt)	Grade (g/t)	Gold (koz)
Open Pit Resources
Measured	264	1.19	10
Indicated	2,981	1.28	122
Measured & Indicated	3,245	1.27	132
Inferred	100	0.87	3
Underground Resources
Inferred	3,514	1.98	223
Total Resources
Total Measured	264	1.19	10
Total Indicated	2,981	1.28	122
Total Measured & Indicated	3,245	1.27	132
Total Inferred	3,614	1.95	226
Notes: CIM Definition Standards (2014) were followed for Mineral Resources. Mineral Resources are exclusive of Mineral Reserves. Open pit Mineral Resources are reported at a cut-off grade of 0.30 g/t gold. Underground Mineral Resources are reported at a cut-off grade of 1.36 g/t gold. Mineral Resources are estimated using a gold price of $1,500/oz and constrained by a conceptual pit shell and stope shells. The Mineral Resource statement has been prepared by Felipe Machado de Araújo, MAusIMM (CP), ofEquinox Gold, who is a Qualified Person as defined by NI 43-101. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. See Cautionary Notes and Technical Disclosure Statement. Numbers may not sum due to rounding.

Updated technical reports have been prepared for Fazenda and RDM to conform with Equinox Gold geotechnical, cost estimate and gold price standards. Mineral Reserves and Mineral Resources are reported in compliance with CIM Definition Standards (2014) using a gold price of $1,350 and $1,500 per oz, respectively. Mineral Resources are reported exclusive of Mineral Reserves. Technical reports for Fazenda and RDM will be filed within 45 days on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/EDGAR and on the Company's website at www.equinoxgold.com.

Additionally, the Company is finalizing the prefeasibility study for potential development of an underground mine at its Aurizona Mine in Brazil and the feasibility study for a new carbon-in-leach plant at its Los Filos Mine in Mexico, both of which will be released before year-end 2021.

Technical Information

Scott Heffernan, MSc, P.Geo., Equinox Gold's EVP Exploration, and Doug Reddy, MSc, P.Geo., Equinox Gold's Chief Operating Officer, who are Qualified Persons under NI 43-101 for Equinox Gold, have reviewed and approved the technical content of this news release.

About Equinox Gold

Equinox Gold is a Canadian mining company operating entirely in the Americas, with seven operating gold mines and a clear path to achieve more than one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information about mineral reserve and resource estimates in this news release has not been prepared in accordance with the requirements of U.S. securities laws. The technical information in this news release has been prepared in accordance with Canadian reporting standards and certain estimates are made in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101").  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and resource estimates contained in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves ("CIM Definition Standards"). Canadian standards, including NI 43-101, differ significantly from the historical requirements of the Securities and Exchange Commission (the "SEC"), and mineral reserve and resource estimates contained in this news release, or incorporated by reference, may not be comparable to similar information disclosed by U.S. companies. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC (the "SEC Modernization Rules"). The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. U.S. companies must provide disclosure on mineral properties under the SEC Modernization Rules for fiscal years beginning January 1, 2021 or later. Under the SEC Modernization Rules, the definitions of "proven mineral reserves" and "probable mineral reserves" have been amended to be substantially similar to the corresponding CIM Definition Standards and the SEC has added definitions to recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" which are also substantially similar to the corresponding CIM Definition Standards; however, there are still differences in the definitions and standards under the SEC Modernization Rules and the CIM Definition Standards. Therefore, the Company's mineral resources and reserves as determined in accordance with NI 43-101 may be significantly different than if they had been determined in accordance with the SEC Modernization Rules.

Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things, expectations regarding production and future financial or operational performance of the Company's Mesquite, Fazenda and RDM mines, including the potential for mine life extension and conversion of Mineral Resources to Mineral Reserves at each of the mines. Forward-looking statements or information generally identified by the use of the words "will", "potential", "plans", "sufficient", "continue", "estimate, "growth" and similar expressions and phrases or statements that certain actions, events or results "may", "could", "would" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: the results of planned and future drill programs at Mesquite, Fazenda and RDM, the Company's ability to extend the mine life at Mesquite, Fazenda and RDM, the Company's Mineral Reserve and Resource estimates and the assumptions on which they are based, including the Company's ability to upgrade Inferred Resources to Indicated Resources, expectations regarding the availability and sufficiency of water for RDM's operations, Equinox Gold's ability to achieve its production, cost and development expectations for its respective operations and projects, including heap leach optimization at Mesquite and the potential underground development at Aurizona and carbon-in-leach plant at Los Filos, availability of funds for the Company's projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled exploration, development and production, including by blockade; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company's ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the Company's MD&A dated March 19, 2021 and its Annual Information Form dated March 24, 2021, both of which relate to the year ended December 31, 2021, and in the Company's MD&A dated August 4, 2021 for the three and six months ended June 30, 2021, all of which are available on the Company's website at www.equinoxgold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/EDGAR. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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For further information: Equinox Gold Contacts, Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 07:30e 08-SEP-21